UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

REYNOLDS AMERICAN INC.
(Name of Issuer)

Common stock (par value $0.0001 per share)
(Title of Class of Securities)

761713106
(CUSIP Number)

Nicola Snook
British American Tobacco p.l.c.
Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
+44 20 7845 1000

With a copy to:

Philip A. Gelston, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
+1 (212) 474-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

September 15, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761713106

1	NAMES OF REPORTING PERSONS

Brown & Williamson Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
446,668,038

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
446,668,038

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
446,668,038

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.3%*

14	TYPE OF REPORTING PERSON
CO

* Based on the 1,427,341,241 shares of common stock of Reynolds American Inc. that Reynolds American Inc. reported in its Report on Form 10-Q for the quarterly period ended June 30, 2016, filed on July 26, 2016, to be issued and outstanding as of July 5, 2016.

CUSIP No. 761713106

1	NAMES OF REPORTING PERSONS

Louisville Securities Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF, WC, BK and OO

5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
602,028,556*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
602,028,556*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
602,028,556*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.2%**

14	TYPE OF REPORTING PERSON
CO

* Consists of an aggregate of 446,668,038 shares of common stock (“Common Stock”) of Reynolds American Inc. (the “Issuer”) held by Brown & Williamson Holdings, Inc. (“B&W”) and 155,360,518 shares of Common Stock held by Louisville Securities Limited (“Louisville”). B&W is a wholly owned subsidiary of BATUS Holdings Inc., which is a wholly owned subsidiary of Louisville.

** Based on the 1,427,341,241 shares of Common Stock that the Issuer reported in its Report on Form 10-Q for the quarterly period ended June 30, 2016, filed on July 26, 2016, to be issued and outstanding as of July 5, 2016.

CUSIP No. 761713106

1	NAMES OF REPORTING PERSONS

British American Tobacco p.l.c.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF, WC, BK and OO

5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
602,028,556*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
602,028,556*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
602,028,556*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.2%**

14	TYPE OF REPORTING PERSON
CO

* Consists of an aggregate of 446,668,038 shares of common stock (“Common Stock”) of Reynolds American Inc. (the “Issuer”) held by Brown & Williamson Holdings, Inc. (“B&W”) and 155,360,518 shares of Common Stock held by Louisville Securities Limited (“Louisville”). B&W is a wholly owned subsidiary of BATUS Holdings Inc., which is a wholly owned subsidiary of Louisville. Louisville is a wholly owned subsidiary of British-American Tobacco (Holdings) Limited, which is a wholly owned subsidiary of B.A.T. Industries p.l.c., which is a wholly owned subsidiary of Weston (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (1998) Limited, which is a wholly owned subsidiary of British American Tobacco p.l.c.

** Based on the 1,427,341,241 shares of Common Stock that the Issuer reported in its Report on Form 10-Q for the quarterly period ended June 30, 2016, filed on July 26, 2016, to be issued and outstanding as of July 5, 2016.

This statement constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D (the “Original Schedule 13D” and, as amended, the “Amended Schedule 13D”) filed with the Securities and Exchange Commission on June 19, 2015 and amended by Amendment No. 1, filed on July 26, 2016, relating to shares of the common stock (the “Common Stock”), par value $0.0001 per share, of Reynolds American Inc. (the “Issuer”), a North Carolina corporation, beneficially owned by Brown & Williamson Holdings, Inc. (“B&W”), Louisville Securities Limited (“Louisville”) and British American Tobacco p.l.c. (“BAT”).  This Amendment No. 2 amends the Amended Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Amended Schedule 13D remain unchanged.  Capitalized terms used but not defined in this Amendment No. 2 have the meanings assigned to them in the Original Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Amended Schedule 13D is hereby amended by deleting the fourth paragraph of the Original Schedule 13D and replacing it with the following paragraphs:

Also pursuant to the Governance Agreement, B&W has the right to designate for nomination five (and not more than five) directors of the Issuer, three of whom must be independent of both BAT and the Issuer unless the Other Directors (as defined in the Governance Agreement) otherwise permit. The Governance Agreement provides that the total number of Issuer directors is 13 unless B&W otherwise permits.  B&W will decide upon its designated nominees for each class up for election at an annual meeting of the Issuer and will fill any vacancy caused by one of B&W’s designated nominees leaving the board of directors of the Issuer.  The directors of the Issuer designated for nomination by B&W participate in the consideration by the Issuer’s board of directors of potential transactions which may include transactions of the type identified in Item 4 of Schedule 13D unless the transactions involve the BAT Group and require the approval of the Other Directors pursuant to the Governance Agreement and subject to the fiduciary duties of directors.  In addition, the Issuer on a regular basis consults with the Reporting Persons about significant transactions the Issuer may be considering and the Reporting Persons may from time to time suggest that the Issuer’s board of directors considers particular opportunities, including opportunities involving and negotiated with the BAT Group.  However, because the Governance Agreement ensures that the number of directors of the Issuer designated for nomination by B&W will always be a minority, and that of that minority all but two will be “Independent Directors” (as defined in the Governance Agreement) unless the Other Directors otherwise permit, the Reporting Persons do not have, and unless they acquired 100% of the shares of Common Stock of the Issuer cannot obtain, any corporate power to cause or compel the board of directors of the Issuer to pursue or endorse any particular transaction including transactions of the type identified in Item 4 of Schedule 13D.

On September 15, 2016, the Issuer’s board of directors appointed Mr. Jean-Marc Lévy as a Class II director pursuant to B&W’s designation of Mr. Lévy to fill a vacant seat for an independent director designated by BAT arising from the resignation of Mr. Robert Lerwill.  In connection with the designation of Mr. Lévy, B&W received a waiver from all of the Other Directors of any objection to the designation of Mr. Lévy as an “Independent Director” under the terms of the Governance Agreement.  Although Mr. Lévy was an employee of BAT during the three years immediately preceding his designation by B&W, Mr. Lévy left BAT in December 2014, and the Issuer’s Board has determined that he is an “independent director” under the New York Stock Exchange listing standards. In addition, on September 14, 2016, B&W confirmed in a letter agreement (the “Waiver Letter”) that it will permit the size of the Issuer’s board of directors to be temporarily increased to 14 to accommodate the election of the Honorable John A. Boehner to Class II of the Issuer’s board of directors so long as the board size is reduced to 13 by the time of the Issuer’s 2017 annual shareholders meeting.  A copy of the Waiver Letter is filed herewith as an exhibit and incorporated herein by reference, and the foregoing description of the Waiver Letter is qualified in its entirety by reference to the Waiver Letter filed herewith.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Amended Schedule 13D is hereby amended to add the following:

From time to time and pursuant to the Governance Agreement, Members of the BAT Group and the Issuer have and in the future may waive certain rights granted under the Governance Agreement.  Any such waivers relating to the composition of the Board, to the extent material, are described in Item 4 of this Schedule 13D and such descriptions are incorporated into this Item 6 by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.9  Letter agreement Re: Waiver, dated September 14, 2016, among Brown & Williamson Holdings, Inc., Reynolds American Inc. and British American Tobacco p.l.c.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 16, 2016

Brown & Williamson Holdings, Inc.

By:	/s/ Timothy J. Hazlett
Name: Timothy J. Hazlett
Title: Director

Louisville Securities Limited

By:	/s/ Steve Dale
Name: Steve Dale
Title: Director

British American Tobacco p.l.c.

By:	/s/ Nicola Snook
Name: Nicola Snook
Title: Company Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.9	Letter agreement Re: Waiver, dated September 14, 2016, among Brown & Williamson Holdings, Inc., Reynolds American Inc. and British American Tobacco p.l.c.